OLIVIER TAVCHANDJIAN

CERTIFICATE OF QUALIFICATION

Re: Copper Mountain Mine NI 43-101 Technical Report, Updated Mineral Resources and
Mineral Reserves Estimate, Princeton, British Columbia, Canada

I, Olivier Tavchandjian, P.Geo., of Canmore, Alberta, do hereby certify that:

1) I am currently employed as Senior Vice President, Exploration and Technical Services with Hudbay Minerals Inc. (the "Issuer"), 25 York Street, Suite 800, Toronto, Ontario, Canada, M5J 2V5.

2) I graduated from the Université du Québec à Chicoutimi with a Ph.D. in Mineral Resources in 1996.

3) I am a member in good standing with the Association of Professional Geoscientists of Ontario, member number 0714.

4) I have practiced my profession continuously for over 30 years and have been involved in mineral exploration, project evaluation, resource and reserve evaluation, and technical support to mine operations in underground and open pit mines for base metals, precious metals and bulk commodities in the Americas, Europe, Asia, and Africa.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education and affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purpose of NI 43-101.

6) I am responsible for the preparation of the Technical Report titled "Copper Mountain Mine NI 43-101 Technical Report, Updated Mineral Resources and Mineral Reserves Estimate, Princeton, British Columbia, Canada" (the "Technical Report"), dated December 4, 2023, with an effective date of December 1, 2023.

7) I last visited the Copper Mountain Mine in August 2023 for a duration of approximately 3 days. I also visited the Copper Mountain Mine twice over the last 18 months prior to that date.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9) I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3(3) of NI 43-101 where "a technical report required to be filed by a producing issuer is not required to be prepared by or under supervision of an independent qualified person".

10) I have been involved with the Copper Mountain Mine, which is the subject of the Technical Report, continuously since the Issuer's acquisition of the Copper Mountain Mine in June 2023.

11) I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

12) I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

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[Signature page follows]

Dated as of the 4th day of December, 2023.

Original signed by:

(signed) "Olivier Tavchandjian"

Olivier Tavchandjian, P.Geo